Exhibit 99.3

Investor and Media Contact:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Declares Quarterly Dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

ATHENS, Greece, Mar. 06, 2025 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today that the Company’s Board of Directors has declared a cash dividend of $0.546875 per depositary share, each representing a 1/100th interest in a share of its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) (NYSE:GSLPrB). The dividend represents payment for the period from January 1, 2025 to March 31, 2025 and will be paid on April 1, 2025 to all Series B Preferred Shareholders of record as of March 25, 2025.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 71 vessels as of December 31, 2024 had an average age weighted by TEU capacity of 17.6 years. In November 2024, we agreed to purchase the Newly Acquired Vessels. Three were delivered in December 2024 and the fourth in January 2025. In addition, during December 2024 we agreed to sell an older vessel Tasman (5,936 TEU built 2000) with expected delivery in late March 2025. In February 2025, we agreed to sell two more vessels Akiteta (2,220 TEU built 2002) which was delivered to her new owners on February 19th, 2025 and Keta (2,207 TEU, built 2003) with expected delivery in March 2025. As of the date of this release, we have 71 vessels with an average age weighted by TEU capacity of 17.5 years. 40 ships are wide-beam Post-Panamax.

As of December 31, 2024, including the last Newly Acquired Vessel, Czech, delivered on January 9, 2025 and all charters agreed during 2024 and through February 28, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.88 billion. Contracted revenue was $2.37 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.9 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.